5/3

07023181

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sierra Geothermal Power

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 4 2007
THOMSON FINANCIAL

FILE NO. 82- 03459

FISCAL YEAR 10-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/3/07

082-03459

AR/S
10-31-06

SIERRA
Geothermal Power Corp.

ANNUAL GENERAL MEETING
April 10, 2007

SIERRA GEOTHERMAL POWER CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 Annual General Meeting (the "Meeting") of shareholders of Sierra Geothermal Power Corp. (the "Company") will be held at the MARRIOTT VANCOUVER PINNACLE DOWNTOWN HOTEL, Room "Point Grey" – 2nd Floor, 1128 West Hastings Street on Tuesday, April 10, 2007 at 11:00 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the period ended October 31, 2006, and the report of the auditor thereon;

(b) To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To increase the size of the Board of Directors to 8;

(d) To consider and, if thought fit, to pass an ordinary resolution approving and ratifying the Company's currently implemented Stock Option Plan, subject to regulatory approval, as more fully set forth in the Information Circular accompanying this notice; and

(e) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Shareholders who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 689-8144 or the Company, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 9th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Thompson"

GARY THOMPSON
President

SIERRA GEOTHERMAL POWER CORP.

INFORMATION CIRCULAR
as at and dated March 9, 2007

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **Sierra Geothermal Power Corp.** (the "Company") for use at the 2007 Annual General Meeting (the "Meeting") of shareholders of the Company to be held on April 10, 2007, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of **Pacific Corporate Trust Company**, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, facsimile no.: (604) 689-8144 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the said office of Pacific Corporate Trust Company or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the company are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; a bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policies, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of unlimited number of common shares without par value. As at the date of this information circular, 34,475,038 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. March 9, 2007 has been fixed in advance by the directors of the Company as the record date for the purpose of determining those shareholders entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	Number of Voting Securities	Percentage
Exploration Capital Partners 2005 Limited Partnership*	3,623,019	10.5%

*of which Resources Capital Investment Corp. is the general partner

Appointment of Auditor

Vellmer & Chang, Chartered Accountants, of Vancouver, British Columbia, is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Vellmer & Chang as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Election of Directors

The Company is proposing to increase the size of the Board of Directors to 8. The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities[1]
Gary Thompson Sherwood Park, Alberta President, Director	President & Chief Executive Officer	November 21, 2006	409,000
Daniel McGee Coquitlam, BC Chairman of the Board, Director	Chairman on the Board and Director of Sierra Geothermal Power Corp.	December 16, 1983	824,000
Joel Ronne Shawnigan Lake, BC Vice President of Operations and Director	Vice President and Chief Operations Officer, Engineer	November 21, 2006	409,000
John G. Oness North Vancouver, BC Director	VP Investor Relations, Manex Resource Group	October 28, 2003	26,000
Joseph Anthony Kizis Reno, Nevada Director	Geologist	January 4, 2005	Nil
Dennis N. Wong Burnaby, BC Director	Chartered Accountant	October 13, 2005	25,000
Laura Rita Theil Aurora, ON Proposed Nominee	Lawyer, Self Employed Entrepreneur	Nominee	Nil
Cale Moodie Vancouver, BC Proposed Nominee	Accountant	Nominee	400,852

1 voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees except Joseph Anthony Kizis are ordinarily residents in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company, the directors of the Company are required to elect, from their number, an audit committee. **Gary Thompson, Dennis N. Wong** and **John G. Oness** are the three directors elected by the board of directors of the Company to the audit committee.

Other than as described below, no proposed director:

a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity.

   i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Statement of Executive Compensation

Compensation to Executive Officers

Daniel McGee has been the Named Executive Officer of the Company as defined in B.C. Form 51-904F prescribed by the "Regulations" under the *Securities Act* of the Province of British Columbia during the preceding year.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)[2]
Daniel McGee President	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	54,000 30,000 30,000	Nil 295,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus

2 for further details, refer to the heading "Management Contracts" below

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended October 31, 2006.

Options & SARs Granted to Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in National Instrument 51-904F prescribed in the "Regulations" under the *Securities Act* of British Columbia were made to Named Executive Officers of the Company during the year ended October 31, 2006.

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended October 31, 2006, and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Daniel McGee	Nil	Nil	295,000	$44,250

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended October 31, 2006.

Management Contracts

The Company is a party to a Management Contract with Daniel McGee, the Chairman of the Board and former President of the Company dated February 1, 2006 whereby Mr. McGee is engaged to perform management services and attend to the day to day affairs of the Company for a fee of $5,000 per month plus expenses.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company during the financial year ended October 31, 2006.

Interest of Insiders In Material Transactions

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Statement of Corporate Governance Practices

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

Board of Directors

Structure and Compensation

The Board is currently composed of six Directors.

The Toronto Stock Exchange Guidelines (the "Exchange Guidelines") suggest that the Board of Directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" Directors. An "unrelated" Director is a Director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the Board of Directors should include a number of Directors who do not have interests in either the company or the significant shareholder. Of the proposed nominees, three are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines and two are "inside" or management Directors and accordingly are considered to be "related". In assessing the Exchange Guidelines and making the foregoing determinations, the circumstances of each Director have been examined in relation to a number of factors.

Mandate of the Board

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

Board meetings are called to deal with special matters as circumstances require. The Board did not meet formally during 2006, but met informally on numerous occasions to review and consider projects of merit, together with the financial condition of the Company. Most matters are approved by circulating resolutions for the Board's signature. This occurred on 12 occasions during the fiscal year ended October 31, 2006.

Audit Committee

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three Directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholder's meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the external auditors.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

<u>External Auditors</u>

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard I.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(g) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(g) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(h) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(i) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(j) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(k) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(l) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(m) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(n) Review certification process.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Gary Thompson	Management	Financially literate[1]
Dennis N. Wong	Independent[1]	Financially literate[1]
Jay Oness	Independent[1]	Financially literate[1]

[1] As defined by Multilateral Instrument 52-110 ("MI 52-110")

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
October 31, 2006	$7,500	Nil	Nil	Nil
October 31, 2005	$6,500	$2,289	Nil	Nil

<u>Nomination and Assessment</u>

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

Directors' Approval

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Particulars of Other Matters to be Acted Upon

Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a Stock Option Plan (the "Plan") effective April 28, 2006 which was approved by the Exchange on December 4, 2006 and the shareholders of the Company. The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION DULY MADE AND SECONDED IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Stock Option Plan pursuant to which the Directors may, from time to time, authorize the issuance of options to Directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis".

The purpose of the Plan is to allow the Company to grant options to Directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to Directors. Officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its shareholders. The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. The Plan provides that if a change or control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

Reference should be made to the full text of the Plan which will be made available at the office of Kjeld Werbes Law Corporation, Suite 708-1111 West Hastings Street, Vancouver, BC, V6E 2J3 until the business day immediately preceding the date of the Meeting.

Shareholders will be asked to consider, and if thought fit to approve a resolution approving the Plan.

Stock Options Granted and Exercised in the Past Year

The following options were granted during the financial year ended October 31, 2006:

	Number of Shares	Exercise Price	Expiry Date
Directors	Nil	Nil	N/A
Officers	Nil	Nil	N/A
Consultants	95,000	$0.40	January 27, 2008

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 708-1111 West Hastings Street, Vancouver, BC, V6C 2W2 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative audited annual financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

Other Matters

Management knows of no other matters to come before the Meeting of shareholders other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

The Company is a reporting issuer in Alberta due to its listing on the TSX Venture Exchange. The following is required by the Securities Rules (Alberta):

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OF FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Thompson"

Gary Thompson
President

CERTIFICATE OF MANAGEMENT

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED THIS 9th day of March, 2007.

"Daniel McGee"

Daniel McGee, Chairman of the Board

"Dennis N. Wong"

Dennis N. Wong, CFO and Director

SIERRA GEOTHERMAL POWER CORP.
(formerly Inovision Solutions Inc.)

Financial Statements

October 31, 2006 and 2005

Index

Vellmer & Chang
Chartered Accountants *

505 – 815 Hornby Street
Vancouver, B.C. V6Z 2E6
Tel: 604-687-3776
Fax: 604-687-3778
E-mail: info@vellmerchang.com
* denotes a firm of incorporated professionals

AUDITORS' REPORT

To the Board of Directors and Shareholders of

SIERRA GEOTHERMAL POWER CORP.
(formerly Inovision Solutions Inc.)

We have audited the balance sheets of Sierra Geothermal Power Corp. (formerly Inovision Solutions Inc.) ("the Company") as at October 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial positions of the Company as at October 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
February 19, 2007

(signed)
Vellmer & Chang
Chartered Accountants

SIERRA GEOTHERMAL POWER CORP.
(formerly Inovision Solutions Inc.)

Balance Sheets
October 31, 2006 and 2005

	2006	2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 50,925	$ 118,314
Sundry receivable	2,504	-
Prepaid expenses	54,798	144,384
Total current assets	108,227	262,698
Loan receivable (Note 3)	100	100
Mineral interest (Note 4)	603,285	311,804
Equipment (Note 5)	12,427	6,599
Total assets	$ 724,039	$ 581,201
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 89,656	$ 17,261
Promissory notes (Note 6)	180,000	-
Due to directors, non-interest bearing and unsecured	12,000	1,733
Total current liabilities	281,656	18,994
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	3,857,948	3,591,312
Subscriptions received (Note 12b)	5,000	-
Contributed surplus (Note 7)	143,294	125,263
Deficit	(3,563,859)	(3,154,368)
Total shareholders' equity	442,383	562,207
Total liabilities and shareholders' equity	$ 724,039	$ 581,201

Approved by the Directors:

"Daniel McGee"	*"Gary Thompson"*
Daniel McGee	Gary Thompson

The accompanying notes are an integral part of these financial statements

SIERRA GEOTHERMAL POWER CORP.

(formerly Inovision Solutions Inc.)

Statements of Operations and Deficit
Years Ended October 31, 2006 and 2005

	2006	2005
Expenses		
Administration fees	42,000	-
Amortization	2,517	1,115
Consulting fees	65,393	13,735
Investor relations	31,048	6,000
Listing and transfer agent fees	16,282	31,960
Management fees	54,000	30,000
Office and miscellaneous	27,776	21,147
Professional fees	87,873	53,231
Project investigation	5,749	-
Rent	21,189	13,327
Stock based compensation	18,031	125,263
Travel and promotion	40,121	16,758
	411,979	312,536
Loss before other income	(411,979)	(312,536)
Other income		
Interest income	2,488	1,172
Loss for the year	(409,491)	(311,364)
Deficit, beginning of year	(3,154,368)	(2,843,004)
Deficit, end of year	$ (3,563,859)	$ (3,154,368)
Loss per share, basic and diluted	(0.05)	(0.06)
Weighted average number of common shares outstanding - basic and diluted	8,310,321	5,375,890

The accompanying notes are an integral part of these financial statements

SIERRA GEOTHERMAL POWER CORP.
(formerly Inovision Solutions Inc.)

Statements of Cash Flows
Years Ended October 31, 2006 and 2005

		2006		2005
Cash flows from (used in) operating activities				
Loss for the year	$	(409,491)	$	(311,364)
Adjustments for items not involving cash:				
Amortization		2,517		1,115
Stock based compensation		18,031		125,263
		(388,943)		(184,986)
Changes in non-cash working capital:				
Sundry receivables		(2,504)		-
Prepaid expenses		89,586		(143,506)
Accounts payable and accrued liabilities		72,395		(1,412)
		(229,466)		(329,904)
Cash flows used in investing activities				
Purchase of equipment		(8,345)		(6,253)
Purchase of mineral interest and exploration costs		(246,481)		(230,524)
		(254,826)		(236,777)
Cash flows from financing activities				
Advances from a director		10,267		6,234
Issuance of share capital, net of share issuance costs		221,636		642,773
Promissory notes		180,000		-
Subscriptions received		5,000		-
		416,903		649,007
Increase (decrease) in cash and cash equivalents		(67,389)		82,326
Cash and cash equivalents, beginning of year		118,314		35,988
Cash and cash equivalents, end of year	$	50,925	$	118,314
Supplementary cash flow information:				
Interest paid in cash	$	-	$	399
Income taxes paid in cash	$	-	$	-

The accompanying notes are an integral part of these financial statements

1. **Continuing Operations**

The Company was incorporated under the laws of British Columbia, Canada. The Company changed its name to Sierra Geothermal Power Corp. from Inovision Solutions Inc. on May 16, 2006. As at October 31, 2006, the Company has interests in properties in Nevada, U.S.A.

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent upon obtaining additional necessary financing and upon future profitable operations. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. **Significant Accounting Policies**

(a) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(b) Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. There were no cash equivalents at October 31, 2006.

(c) Mineral Interest

Acquisition costs of mineral interest, excluding indirect costs relating to securing mineral interests, and direct exploration and development expenditures thereon are capitalized. Costs incurred for general exploration that does not result in the acquisition of mineral interests with ongoing exploration or development potential is charged to operations. Costs relating to interests abandoned are written-off when such decision is made. When production is attained, the capitalized costs will be amortized over the estimated economical life of the mineral interest.

2. **Significant Accounting Policies** (continued)

(c) Mineral Interest (continued)

The Company reviews the carrying value of each interest that is in the exploration or development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of each producing interest is made by reference to the estimated future operating results and net cash flows. When the carrying value of an interest exceeds its estimated net recoverable amount, provision is made for the decline in value.

The recoverability of the amounts capitalized for the undeveloped mineral interests and deferred development costs is dependent upon the result of economic feasibility studies, confirmation of the Company's interest in the underlying mineral interests, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

(d) Earning (Loss) Per Share

Basic earning (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Under this method, basic and diluted earnings (loss) per share are the same as the effect of the inclusion of the stock options and warrants in note 7 would be anti-dilutive.

(e) Equipment

Equipment is stated at cost, net of accumulated amortization. Half-year rule applies in the year of acquisition and no amortization is provided in the year of disposition. Amortization is provided using the following methods and annual rates which approximate the useful life of the assets:

Furniture and fixtures – 20% declining balance

Computer equipment – 30% declining balance

2. Significant Accounting Policies (continued)

(f) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. To the extent that the Company does not consider it more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against the excess.

(g) Long-lived Assets Impairment

Long-lived assets are reviewed whenever events or changes in circumstances indicate that carrying value of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

(h) Stock-based Compensation

The Company accounts for stock options granted using CICA Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under this Handbook section, the Company is required to expense, over the vesting period, the fair value of the options and awards granted. Accordingly, the fair value of the options at the date of grant is accrued and charged to operations, with a corresponding credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

3. Loan Receivable

In fiscal year 2000, pursuant to an agreement with Digital.doc Service (International) Inc. ("Digital.doc") for consulting services, the Company advanced $175,599 to Digital.doc for the development of an Internet browser replacement technology. Due to a dispute on the intentions of the agreement, the Company decided to write down the loan receivable to $100.

4. Mineral Interest

(a) Pumpernickel Geothermal Property

On October 12, 2004, the Company entered into an option agreement ("Agreement") with Nevada Geothermal Power Inc. and Noramex Corporation (collectively "NGP"), whereby the Company was granted the exclusive right and option (the "Option") to acquire up to 50% interest in the Pumpernickel Geothermal Property ("the Property"). The Property now consists of 10.5 geothermal leases in the Humboldt County, Nevada, U.S.A., covering approximately 6,622 acres of land. On February 14, 2006, the Company signed an amendment agreement to revise the payment schedule.

In consideration for the 50% interest in the Property, the Company is required to:

- Pay to NGP a total cash payment of $120,000, as follows:
  - (a) $10,000 payable upon approval from the TSX Venture Exchange ("TSX")(paid)
  - (b) $10,000 payable on first anniversary date (paid)
  - (c) $10,000 payable on December 14, 2006 (paid)
  - (d) $20,000 payable on December 14, 2007
  - (e) $20,000 payable on December 14, 2008
  - (f) $50,000 payable on December 14, 2009
- Incur total exploration expenditures of $5,000,000, as follows:
  - (a) $400,000 on or before first anniversary date (completed)
  - (b) $600,000 on or before December 14, 2006 (completed)
  - (c) $1,000,000 on or before December 14, 2007
  - (d) $1,000,000 on or before December 14, 2008
  - (e) $2,000,000 on or before December 14, 2009
- Issue a total of 600,000 common shares, as follows:
  - (a) 100,000 common shares upon approval from the TSX Venture Exchange ("TSX")(issued)
  - (b) 100,000 common shares on or before first anniversary date (issued)
  - (c) 100,000 common shares on or before December 14, 2006 (issued)
  - (d) 100,000 common shares on or before December 14, 2007
  - (e) 100,000 common shares on or before December 14, 2008
  - (f) 100,000 common shares on or before December 14, 2009

4. Mineral Interest (continued)

(a) Pumpernickel Geothermal Property (continued)

During the year, the Company paid cash of $70,574 to NGP, of which $10,000 was capitalized under mineral interest and $60,574 was included as a prepayment of which $35,574 was used to satisfy the Company's obligations in the amount of $400,000 to fund and complete the first portion of the work program. During the year, the Company also issued 100,000 shares to NGP at a fair value of $45,000. The remaining $25,000 is accounted for as expenditure towards the work commitment of $600,000 on or before the second anniversary date.

Subsequent to October 31, 2006 the Company has paid to NGP an additional $575,000 towards the second portion of the work program in addition to a cash payment of $10,000 and issued 100,000 common shares to cover the second year anniversary requirements.

(b) Hazen Geothermal Project

On May 8, 2006, the Company entered into an option agreement with Southwest Geothermal Inc. (SGI), a Nevada company, to secure an exclusive right and option to acquire a 95% interest in the Hazen Geothermal Project consisting of 32,417 acres of leased land located in Churchill County, State of Nevada for consideration of $5,000 USD. This allowed the Company to conduct due diligence on the property for a period of sixty days after which time the Company may or may not elect to proceed. The Company elected not to proceed with this project at this time. Acquisition costs of $5,749 have been charged to operations.

The mineral interest as of October 31, 2006 can be summarized as follows:

Pumpernickel Geothermal Property:

	2006	2005
Acquisition cost	$ 146,280	$ 91,280
Geophysics	181,336	99,954
Geology	26,442	23,942
Lease	36,190	7,959
Survey	26,948	26,947
Permit costs	1,467	732
Consulting	92,848	949
Others	91,774	60,041
	$ 603,285	$ 311,804

5. Equipment

2006	Cost	Accumulated Depreciation	Net Book Value
Computer equipment	$ 6,945	$ 2,674	$ 4,271
Furniture and fixtures	$ 10,107	1,951	8,156
Total Equipment	$ 17,052	$ 4,625	$ 12,427

2005	Cost	Accumulated Depreciation	Net Book Value
Computer equipment	$ 3,480	$ 1,586	$ 1,894
Furniture and fixtures	$ 5,228	523	4,705
Total Equipment	$ 8,708	$ 2,109	$ 6,599

6. Promissory Notes

Promissory notes consists of the following:

	2006	2005
Cayley Geothermal Corp., August 24, 2006, due upon receipt of private placement or failing the closing of the financing the total amount shall be payable on demand after, but not before, 12 months from date of issuance, non-interest bearing and unsecured	$ 100,000	$ -
Cayley Geothermal Corp., October 12, 2006, due upon receipt of private placement or failing the closing of the financing the total amount shall be payable on demand after, but not before, 6 months from date of issuance, non-interest bearing and unsecured	80,000	-
	$ 180,000	$ -

The promissory notes were paid subsequent to the year as disclosed in Note 12(e).

7. Share Capital

(a) Authorized: Unlimited common shares without par value.

(b) Issued:

	Shares	Amount	Contributed Surplus
Balance, October 31, 2004	4,173,368	$ 2,867,258	$ -
Exercise of warrants	270,000	67,500	-
Issued pursuant to Option Agreement (Note 4)	100,000	25,000	-
Issued for cash under private placement, net of costs	2,703,500	551,650	-
Less share issue costs	-	-	-
Issued as agent compensation shares for private placement	40,000	-	-
Assigned fair value of agent compensation warrants issued	-	23,624	-
Issued as finders' fee for project	268,000	56,280	-
Stock-based compensation	-	-	125,263
Balance, October 31, 2005	7,554,868	3,591,312	125,263
Exercise of warrants	204,675	71,636	-
Issued pursuant to Option Agreement (Note 4)	100,000	45,000	-
Issued for cash under private placement, net of cost	600,000	150,000	-
Stock-based compensation	-	-	18,031
Balance, October 31, 2006	8,459,543	$ 3,857,948	$ 143,294

During the year, the Company received $71,636 for exercise of 204,675 warrants at $0.35 each.

On November 24, 2005 the Company completed a non-brokered private placement of 600,000 units at a price of $0.25 per unit. Each unit consists of one share and one half non-transferable share purchase warrant with each full warrant being exercisable at a price of $0.35 to purchase one additional share for a period of one year. The Company applied the residual approach which allocates the net proceeds to the common shares up to their fair value and the balance to the attached warrants. All of the proceeds from the above private placement have been allocated to the common shares.

On February 14, 2006 the Company issued 100,000 common shares to Nevada Geothermal Power Corporation at a fair value of $45,000 (Note 4).

7. Share Capital (continued)

(c) Shares issued totaling 93,750 are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Stock Options

The following is a summary of option transactions during years ended October 31, 2006 and 2005:

	Number of Options	Weighted Average Exercise Price
Balance, October 31, 2004	140,000	$ 0.36
Options cancelled	(140,000)	0.36
Options granted	645,000	0.25
Balance, October 31, 2005	645,000	0.25
Options cancelled	(100,000)	0.35
Options granted	195,000	0.37
Balance, October 31, 2006	740,000	$ 0.31

On January 27, 2006, the Company granted incentive stock options for 170,000 shares at a price of $0.40 per share exercisable up to January 27, 2008. The optioned amount was amended in March 2006 to 95,000 shares.

On June 2, 2006, the Company did not renew the services of Maria Da Silva of MarketSmart Communications Inc., an investor relations/public relations firm. Incentive stock options to purchase 100,000 shares of the Company at a price of $0.35 have been cancelled.

The Company recorded stock based compensation expense of $18,301 (2005: $125,263) for year ended October 31, 2006. The weighted average fair value of the options granted was estimated at $0.19 using the Black-Scholes Option Pricing Model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 86.2% risk-free interest rates of 3.12 and expected lives of two years.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

7. **Share Capital** (continued)

(d) Stock Options (continued)

Stock options outstanding and exercisable as at October 31, 2006:

Number of options	Exercise price per option		Expiry date
645,000	$	0.25	August 12, 2010
95,000	$	0.40	January 27, 2008

Each option entitles the holder to acquire one common share of the Company.

(e) Warrants

The following is a summary of warrants transactions during the years ended October 31, 2006 and 2005:

	Number of Warrants	Exercise Price
Balance, October 31, 2004	1,050,000	$ 0.25
Warrants exercised	(270,000)	0.25
Warrants expired	(780,000)	0.25
Warrants issued	1,622,100	0.35
Balance, October 31, 2005	1,622,100	0.35
Warrants issued	300,000	0.35
Warrants exercised	(204,675)	0.35
Warrants expired	(1,437,425)	0.35
Balance, October 31, 2006	280,000	$ 0.35

Warrants outstanding and exercisable as at October 31, 2006:

Number of outstanding		Exercise price	Expiry date
280,000	non-transferable	$ 0.35	November 30, 2006

Each warrant entitles the holder to acquire one common share of the Company.

Subsequent to the year-end 230,000 warrants were exercised as disclosed in Note 12(a). The balance expired unexercised.

8. Related Party Transactions

The Company incurred the expenses to directors of the Company:

	2006	2005
Administration fees	$ 42,000	$ -
Accounting services	12,900	-
Consulting fees	-	500
Management fees	54,000	30,000
Office expense	-	1,000
Travel and promotion	1,500	6,500
	$ 110,400	$ 38,000

9. Income Taxes

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

The reconciliation of income taxes computed as the Canadian statutory tax rate to the Company's effective income tax rate for the years ended October 31, 2006 and 2005 are as follows:

	2006	2005
Statutory income tax rate	(34%)	(34%)
Tax losses not benefited	34%	34%
Effective tax rate	-	-

As at October 31, 2006, the Company has non-capital losses of approximately $1,412,000, capital losses and cumulative foreign resource expenses of approximately $661,000 and undepreciated capital costs of approximately $65,000 carried forward for tax purposes, which are available to reduce taxable income of future years. The non-capital losses expire commencing in 2006 to 2016. The capital losses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as it is more likely than not that the benefits will not be realized.

10. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, base on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts payable and accrued liabilities and promissory notes approximate their fair value due to the short-term nature of these instruments. The Company is not subject to significant interest, currency and credit risks arising from these instruments.

It is not practical to determine the fair value of amounts due to a director with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

11. Non-cash Transaction

The Company entered into the following non-cash transaction during the year ended October 31, 2006:

Issued 100,000 common shares at a value of $0.45 per share pursuant to the terms and conditions of an option agreement (Note 4). The fair value of the shares was determined using the trading price at issuance date.

12. Subsequent Events

(a) Subsequent to October 31, 2006, 230,000 of the $0.35 warrants were exercised.

(b) Subsequent to October 31, 2006, 12,500 shares were issued pursuant to the exercise of stock options at a price of $0.40 per share. The amount of $5,000 was received prior to the year-end.

(c) The Company has a rolling stock option plan which allows the Board of Directors to grant options to directors, officers, employees and consultants. Under the terms of the option plan, options may be granted to a maximum of 10% of the issued common shares subject to Exchange acceptance. On December 1, 2006 the Company granted stock options to purchase up to 2,625,000 common shares of the Company to directors, officers and consultants. Each option is exercisable to acquire one common shares at a price of $0.40 per share for a period of five years.

12. Subsequent Events (continued)

(d) On November 21, 2006, the Company acquired a 50.76% of the issued and outstanding shares of Cayley Geothermal Corp. ("Cayley"), an Alberta corporation. Under the terms of the acquisition, the Company has issued 8,779,453 common shares to the shareholders of Cayley. As part of the acquisition, the Company has received the right to purchase, upon the fulfillment of certain conditions, the balance of the shares of Cayley in exchange for 9,220,548 shares of the Company due to be issued in three instalments of 3,000,000; 3,000,000 and 3,220,548 with the first instalment to be issued annually commencing November 21, 2007. The shares issued to the selling shareholders of Cayley were also issued subject to a hold period expiring March 22, 2007.

(e) On November 22, 2006, the Company completed a 16,893,542 unit non-brokered private placement at a price of $0.30 per unit to provide net proceeds of $5,068,063. Units placed in the placement were issued subject to a hold period expiring March 22, 2007. Each unit consists of one share and one share purchase warrant exercisable on a one for one basis at a price of $0.40 for each additional share purchased in the first year and at a price of $0.50 for each share purchased in the second year from the date of the placement.

Subsequent to the year, $180,000 was repaid to Cayley Geothermal Corp. pertaining to the promissory notes as disclosed in Note 6.

(f) Subsequent to the year the Company issued 100,000 common shares and paid cash of $575,000 towards the second portion of the work program in addition to a cash payment of $10,000 pursuant to the option agreement with Nevada Geothermal Power Inc. and Noramex Corporation (see Note 4).

SIERRA GEOTHERMAL POWER CORP.

FEBRUARY 28, 2007

MANAGEMENTS' DISCUSSION AND ANALYSIS

OCTOBER 31, 2006

SIERRA GEOTHERMAL POWER CORP.
(formerly Inovision Solutions Inc.)

Management Discussion and Analysis
For Year Ending October 31, 2006
Prepared by Management

Introduction

This Management Discussion and Analysis (MD&A) provides a summary of the business of Sierra Geothermal Power Corp. ("the Company") and a comparison of its financial results for the year ending October 31, 2006 to the same period in the previous year. The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principals (GAAP). The Company's reporting currency is the Canadian dollar and all dollar amounts in this MD&A are in Canadian dollars. This MD&A is dated as of February 28, 2007.

Corporate Name Change

On May 16, 2006, the Company officially changed its name from "Inovision Solutions Inc." to "Sierra Geothermal Power Corp." and commenced trading under its new symbol "SRA". The corporate website address also changed to www.SierraGeoPower.com

This filing contains certain forward-looking statements and information relating to the Issuer that is based on the beliefs of its management based on information currently available to the Issuer. Such statements reflect the current views of the Issuer with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Should certain risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and the Issuer does not intend, and does not assume any obligation, to update these forward-looking statements.

Risk Factors/Trends

The Company's area of business is the identification, acquisition, evaluation, exploration and development of geothermal properties. An investment in natural resource companies involves a significant degree of risk. The degree of risk increases substantially where the Company's properties are in the exploration as opposed to the development stage. Investment in the securities of the Company should be considered as highly speculative due to the nature of the Company's business. The following are some of the risk factors that should be given consideration.

Exploration and Development Risks

Geothermal exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations, in which the Company has a direct or indirect interest, will be subject to all the hazards and risks associated with exploration, development and production.

Insurance

The Company's involvement in the exploration for geothermal resources may result in the Company becoming subject to liability for pollution, property damage, personal injury or other hazards and any insurance the Company may have may not be sufficient to cover the full extent of such liabilities.

Prices, Markets and Marketing of Geothermal/Renewable Energy

Prices for geothermal renewable energy are affected by numerous factors beyond the Company's control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new developments and improved production methods. The effect of these factors on the price of energy and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.

The marketability of the Company's assets acquired or discovered may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted.

Substantial Capital Requirements; Liquidity

The Company anticipates that it may make substantial capital expenditures for the acquisition, exploration, development and production of its geothermal properties in the future. The Company currently has no revenue and may have limited ability to expend the capital necessary to undertake or complete future exploration or development programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations or prospects.

Environmental Risks

All phases of the geothermal exploration and development businesses present environmental risks and hazards and are subject to environmental regulations. Compliance with such legislation/regulations can require significant expenditures and a breach could result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner, which may lead to stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. No assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company's financial condition, results of operations or prospects.

Issuance of Debt

From time to time the Company may enter into transactions financed partially or wholly with debt, which may increase the Company's debt levels above industry standards. The level of the Company's indebtedness from time to time could impair the Company's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. The Company's ability to service its debt obligations will depend on the Company's future operations, which are subject to industry conditions and other factors that may be beyond the control of the Company.

Exchange Rate Fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can significantly impact cash flows. The exchange rate has varied over time. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results.

Selected Annual Information for the Years ended October 31, 2006

	Year Ended Oct 31, 2006	Year Ended Oct 31, 2005	Year Ended Oct 31, 2004
Interest income	$ 2,488	$ 1,172	$ -
Expenses	(411,979)	312,536	122,060
Loss for the year	$ 409,491	$ 311,364	$ 122,060
Loss per share	$ (0.05)	$ (0.06)	$ (0.03)
Total assets	$ 724,039	$ 581,201	$ 42,927

Summary of Quarterly Reports

The following is a financial summary of the Company's past 8 quarterly periods:

	3 months ended Oct 31, 2006	3 months ended Jul 31, 2006	3 months ended Apr 30, 2006	3 months ended Jan 31, 2006	3 months ended Oct 31, 2005
Interest and other income	$ 2002	$ 30	$ 31	$ 425	$ 754
Expenses	118,072	85,810	110,890	97,207	186,981
Net loss	$(116,070)	$ (85,780)	$ (110,859)	$(96,782)	$ (186,227)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.04)

	3 months ended Jul 31, 2005	3 months ended Apr 30, 2005	3 months ended Jan 31, 2005
Interest and other income	$ 905	$ (487)	$ -
Expenses	63,100	43,716	18,739
Net loss	$ (62,195)	$ (44,203)	$ (18,739)
Basic and diluted loss per share	(0.01)	(0.01)	(0.00)

Results of Operations

During the year ended October 31, 2006, the Company incurred a loss of $409,491 or $0.05 per share, compared with a loss of $311,364 or $0.06 per share for the comparable period of 2005.

Revenue/interest from cash and cash equivalents amounted to $2,488 (2005 - $1,172) for the year ended October 31, 2006.

Expenses for the year ended October 31, 2006, increased from $312,536 in 2005 to $411,979. Of this amount, $18,031 (2005 - $125,263) was attributed to stock based compensation.

The loss in 2006 included expenditures of $146,155 (2005 - $85,191) for listing and transfer agent fees, administration and professional fees. In addition, expenses for 2006 included travel and promotion of $40,121 (2005 - $16,758), consulting fees of $65,393 (2005 - $13,735), investor relations of $31,048 (2005 - $6,000), management fees of $54,000 (2005 - $30,000), office rent and miscellaneous of $48,965 (2005 - $34,474) and project investigation costs of $5,749 (2005 – nil).

Management expects operating costs to increase in the first quarter of 2007 as compared to 2006 as a result of the Company's acquisition of Cayley Geothermal Corp. (see subsequent events)

Financings, Principal Purposes and Milestones

On November 24, 2005 the Company completed a non-brokered private placement of 600,000 units at a price of $0.25 per unit. Each unit consisted of one share and one half non transferable share purchase warrant with each full warrant being exercisable at a price of $0.35 to purchase one additional treasury share for a period of one year.

In February of 2006, the Company received $57,636 for the exercise of 164,675 warrants at $0.35 each. In June 2006, the Company received $7,000 for the exercise of 20,000 warrants at $0.35 each, which concluded the one year hold period of the issuance of "G" and "H" warrants pursuant to the terms of a 2,703,500 unit short form offering completed in July, 2005. In addition, in September 2006, the Company received $7,000 for the exercise of 20,000 warrants at $0.35 each.

The proceeds of the financings were used for exploration costs, operations and investor awareness.

On August 24, and October 12, 2006, Cayley Geothermal Corp. advanced $100,000 and $80,000 respectively, to the Company by way of Promissory Notes. Under the terms of the loans, the principal amounts shall become due upon receipt of a private placement financing. The principal amounts shall become payable on demand after, but not before 12 months and 6 months, respectively, from the date of issuance if the said financing does not close.

Subsequent to October 31, 2006, the Company repaid $180,000 to Cayley Geothermal Corp. from subsequent financing, completing the terms of repayment.

Liquidity

As of October 31, 2006, the Company had a working capital deficiency of $ 173,429 and cash of $50,925 as compared to working capital of $243,704 and cash of $118,314 at October 31, 2005. The decrease in working capital is due in part to the Company's costs toward the Pumpernickel work program.

The Company was aware of its financial position and in order to continue significant exploration work, additional funds would be necessary so subsequent to the year-end, the Company raised additional funds by way of a private placement (see subsequent events).

Exploration

Pumpernickel Geothermal Agreement

As previously reported, on October 12th, 2004 the Company entered into an Option Agreement with Nevada Geothermal Power Inc. and NGPC (formerly Noramex Corporation) (collectively "NGP") whereby the Company was granted the exclusive right and option (the "Option") to acquire a 50% interest in the Pumpernickel Geothermal Property ("the Property"). The Property now consists of 10.5 geothermal leases in Humboldt County, Nevada, USA covering a total of 6,622 acres of land. The original agreement was accepted for filing by the TSX Venture Exchange ("Exchange") on June 14, 2005 and effective as of that date, the Company commenced exploration and development of power generation from geothermal sources.
On February 14, 2006, the Company signed an amendment agreement to revise the schedule.

In order to acquire a 50% interest in the Pumpernickel property, the Company is required to:

Pay to NGP $120,000 as follows:

(a) $10,000 payable upon Exchange approval (paid)
(b) $10,000 payable on first anniversary date (paid)
(c) $10,000 payable on December 14, 2006 (paid)
(d) $20,000 payable on December 14, 2007
(e) $20,000 payable on December 14, 2008
(f) $50,000 payable on December 14, 2009

Incur total exploration expenses of $5,000,000, as follows:

(a) $400,000 on or before the first anniversary date of Exchange approval (paid)
(b) $600,000 on or before December 14, 2006 (paid)
(c) $1,000,000 on or before December 14, 2007
(d) $1,000,000 on or before December 14, 2008
(e) $2,000,000 on or before December 14, 2009

Issue a total of 600,000 common shares, as follows:

(a) 100,000 common shares on Exchange approval (issued)
(b) 100,000 common shares on or before the first anniversary date (issued)
(c) 100,000 common shares on or before December 14, 2006 (issued)
(d) 100,000 common shares on or before December 14, 2007
(e) 100,000 common shares on or before December 14, 2008
(f) 100,000 common shares on or before December 14, 2009

During the year, the Company paid cash of $70,574 to NGP, of which $10,000 was expensed or capitalized under mineral interest and $60,574 was included as a prepayment of which $35,574 was used to satisfy the Company's obligations in the amount of $400,000 to fund and complete the first portion of the work program. During the year, the Company also issued 100,000 shares to NGP at a fair value of $45,000. The remaining $25,000 is accounted for as a prepayment towards the commitment of $600,000 on or before the second year date of December 14, 2006.

Subsequent to October 31, 2006, the Company has paid to NGP $575,000 towards the second portion of the work program in addition to a cash payment of $10,000 and the issue of 100,000 common shares to cover the second year requirements.

Pumpernickel Geothermal Project

Nevada Geothermal Power Inc. ("NGP"), is the Operator of the Pumpernickel Geothermal Project. The property is located in Humboldt County, Nevada. Previous work on Pumpernickel Project has produced reservoir temperature estimates from 150 °C (302 °F) to 218 °C (424° F). NGP has completed the first phase of the exploration program on the Pumpernickel Project. The program consisted of a 3D "E-SCAN" resistivity survey, which mapped the deep geothermal source fluids. Following the E-SCAN Survey four thermal gradient wells were drilled. Two wells were drilled to about 305 m (1,000 feet), one well to about 360 m (1,180 feet), and well PVTG-3, was drilled to about 488 m (1,600 feet) and lined with (4-1/2-inch) steel casing. Temperatures in the wells continue to be measured with well bore PVTG-3 providing temperatures up to 81 °C (178 °F). Drill cuttings were sent to the Nevada Bureau of Mines and the water samples were sent to Thermochem Labs for analysis.

In January 2006, phase II of the program consisted of a gravity survey which was carried out by Quantech Geosciences of Reno, Nevada. The gravity survey is effective in mapping the topography of subsurface bedrock, outlining faults and evaluating the thickness of the overburden.

A comprehensive report dated June 2006 and authored by Z. Adam Szybinski, *Ph.D.* of Fairbank Engineering Ltd. was recently completed with promising conclusions. The Pumpernickel Valley project area represents a geothermal site with a relatively high temperature reservoir suitable for electric power production. Recent drilling confirms the results of earlier studies, which indicated that widespread geothermal fluids are being channeled to the surface through range-front faults.

NGP has acquired lease N74855 covering 933.50 acres from Ormat Technologies Inc. Separately, NGP has been granted lease N78124 totalling 1920 acres from the BLM, which was effective June1, 2006. The new leases combined with the existing ones in the Pumpernickel Project, form a contiguous land package, significantly enhancing overall control of the geothermal development area. The total land position of the Pumpernickel Project encompasses 6,622 acres or 10.5 square miles.

Proposed future work at Pumpernickel includes a recon-seismic survey, additional temperature gradient wells and a production assessment well. Following positive results from the initial production assessment well a power purchase agreement will be sought from a utility company. Further work shall include additional drilling and engineering with the objective of obtaining a positive feasibility report.

Hazen Geothermal Project

On May 8, 2006, the Company entered into an option agreement with Southwest Geothermal Inc. (SGI), a Nevada company, to secure an exclusive right and option to acquire a 95% interest in the Hazen Geothermal Project consisting of 32,417 acres of leased land located in Churchill County, State of Nevada for consideration of $5,000 USD. This allowed the Company to conduct due diligence on the property for a period of sixty days after which time the Company may or may not elect to proceed. The Company elected not to proceed with this project at this time. Acquisition costs of $5,749 CAD have been charged to operations.

Capital Resources

The Company's significant cash commitments for capital expenditures were for the Pumpernickel Geothermal Property requiring the following expenditures:

Pay to NGP $120,000 as follows:

(g) $10,000 payable upon Exchange approval (paid)
(h) $10,000 payable on first anniversary date (paid)
(i) $10,000 payable on December 14, 2006 (paid)
(j) $20,000 payable on December 14, 2007
(k) $20,000 payable on December 14, 2008
(l) $50,000 payable on December 14, 2009

Incur total exploration expenses of $5,000,000, as follows:

(f) $400,000 on or before the first anniversary date of Exchange approval (paid)
(g) $600,000 on or before December 14, 2006 (paid)
(h) $1,000,000 on or before December 14, 2007
(i) $1,000,000 on or before December 14, 2008
(j) $2,000,000 on or before December 14, 2009

Issue a total of 600,000 common shares, as follows:

(g) 100,000 common shares on Exchange approval (issued)
(h) 100,000 common shares on or before the first anniversary date (issued)
(i) 100,000 common shares on or before December 14, 2006 (issued)
(j) 100,000 common shares on or before December 14, 2007
(k) 100,000 common shares on or before December 14, 2008
(l) 100,000 common shares on or before December 14, 2009

As of October 31, 2006 all expenditures related to the development of the Pumpernickel geothermal project were capitalized.

The capitalized cost as at October 31, 2006, totals $ 603,285 and is comprised as follows:

	2006	2005
Acquisition cost	$ 146,280	$ 91,280
Geophysics	181,336	99,954
Geology	26,442	23,942
Lease	36,190	7,959
Survey	26,948	26,947
Permit costs	1,467	732
Consulting	92,848	949
Other	91,774	60,041
	$ 603,285	$ 311,804

Subsequent Events

(a) Subsequent to October 31, 2006, 230,000 of the $0.35 warrants were exercised.

(b) Subsequent to October 31, 2006, 12,500 shares were issued pursuant to the exercise of stock options at a price of $0.40 per share. The amount of $5,000 was received prior to the year-end.

(c) The Company has a rolling stock option plan, which allows the Board of Directors to grant options to directors, officers, employees and consultants. Under the terms of the option plan, options may be granted to a maximum of 10% of the issued common shares subject to Exchange acceptance. On December 1, 2006, the Company granted stock options to purchase up to 2,625,000 common shares of the Company to directors, officers and consultants. Each option is exercisable to acquire one common shares at a price of $0.40 per share for a period of five years.

(d) On November 21, 2006, the Company acquired 50.76% of the issued and outstanding shares of Cayley Geothermal Corp. ("Cayley"), an Alberta corporation. Under the terms of the acquisition, the Company has issued 8,779,453 common shares to the shareholders of Cayley. As part of the acquisition, the Company has received the right to purchase, upon the fulfillment of certain conditions, the balance of the shares of Cayley in exchange for 9,220,548 shares of the Company due to be issued in three installments of 3,000,000; 3,000,000 and 3,220,548 with the first installment to be issued annually commencing November 21, 2007. The shares issued to the selling shareholders of Cayley were also issued subject to a hold period expiring March 22, 2007.

The Sierra/Cayley Agreement:

Each annual allotment of Sierra Shares on an installment basis will be subject to (a) Sierra and Cayley completing recommended work programs on at least two of Cayley's geothermal properties in a minimum aggregate amount of $1,500,000 per year under the terms of a Joint Development Agreement, (b) Sierra receiving positive recommendations from an independent geothermal consultant for the continued development of at least two of the Cayley geothermal properties, and (c) Sierra completing further financings to fund additional work programs on the Cayley geothermal properties.

As long as the agreement with the Majority Shareholders remains in good standing, and until all of the installments of the Sierra Shares have been paid and delivered to the Majority Shareholders, Sierra will have the right to appoint two directors to the Board of Directors of Cayley and Gary Thompson, P.Geo and Joel Ronne, P.Eng will be appointed to the Board of Directors of Sierra.

Gary R. Thompson obtained a B.Sc. honors degree in Geology from The University of British Columbia and is an active member of The Association of Professional Engineers and Geoscientists of British Columbia and The Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Thompson has worked as a Contract Geologist with Encana Corporation and NovaGold Resources. Mr. Thompson has conducted geothermal property evaluations and economic assessments and has compiled an extensive geothermal database of USA and Canada since 2000. Mr. Thompson's exploration experience dates back to 1985.

Joel Ronne is a graduate of the University of Victoria, Department of Mechanical Engineering and a Professional Engineer in the Province of British Columbia. Mr. Ronne's has over ten years experience in the energy industry including duties with the International Atomic Energy Agency, Ballard Power Systems, Canmet Coal and BC Hydro. Most recently Mr. Ronne has provided technical and financial modeling for Sound Energy's Box Canyon run-of-the-river hydro project. Mr. Ronne has been involved with Cayley since 2002. Mr. Ronne provides project management, technical and financial modeling and strategic planning for Cayley Geothermal Corp.

Since formation, and currently up to February 28, 2007, Cayley has been successful in assembling a portfolio of 14 geothermal prospects briefly summarized as follows:

Name of Prospect	Location	No. Acres (Issued)	No. Acres (Pending)*	Nature of Interest
Gerlach	Washoe, NV	1,662	0	Optioned-WGP
Reese River	Lander, NV	6,145	0	Leaseholder
Silver Peak	Esmeralda, NV	7,493	0	Optioned-WGP
Alum	Esmeralda, NV	7,238	0	Optioned-GEO-ENERGY
Salt Wells	Churchill, NV	8,975	0	Optioned-WGP
North Salt Wells	Churchill, NV	10,863	0	Optioned-WGP
Soda Lake	Churchill, NV	944	0	Optioned-WGP
Spencer Hot Springs	Lander, NV	4,841	0	Optioned-WGP
Sulphur	Humboldt, NV	0	3,664	Optioned-WGP
Wells	Elko, NV	4,016	0	Optioned-WGP
Howard	Humboldt, NV	2,234	0	Optioned-WGP
Wilson Hot Springs	Lyon, NV	0	5,686	Optioned-WGP
Hawthorne	Mineral, NV	2968	0	Optioned-WGP
Salton Sea	Imperial, CA	0	3,442	Optioned-WGP
		57,379	12,792	

*Pending Acreage relates to applications to lease which have been made with the Bureau of Land Management in the relevant States but which remain to be formally issued.

Optioned properties referenced with WGP were acquired by Cayley under two separate agreements dated March 1, and March 24, 2006 entered into with Western Geothermal Partners LLC of Reno, Nevada.

The first option agreement related to the Reese River Prospect requires cash payments of US$250,000 (of which US$100,000 has been paid by Cayley) and expenditures of US$6,500,000 over three years to acquire a 100% interest. Under the terms of the agreement Cayley shall make use of a Department of Energy GRED III grant in the amount of US$582,668, which is applicable toward the 4000 ft slim-hole and reservoir confirmation well on the Reese River Property.

The second option agreement relates to a total of 56,975 acres of geothermal leased lands, which can be acquired by the exclusive option payment of US$150,000, a US$50,000 exploration program repayment fee and a cash payments totaling US$1,851,688 with payments due every six months until March 1, 2009. By virtue of the terms of the agreement Cayley will have purchased a minimum cumulative 7,500 acres by December 31, 2006, 20,000 acres by March 1, 2007, 30,000 acres by September 01, 2007, 40,000 acres by March 01, 2008, 50,000 acres by September 01, 2008 and 56,975 by March 01, 2009. The properties acquired from Western Geothermal Partners LLC are subject to a 1% royalty, with a buy-out option to purchase the royalty.

Cayley acquired optioned properties, referenced above with GEO-ENERGY under an agreement dated July 14, 2006 from Geo-Energy Partners 1983 Ltd, a Colorado limited partnership. In order to exercise the option, Cayley must make cash payments to Geo-Energy Partners 1983 Ltd. totaling $300,000 in equal installments of $100,000 each payable on December 31, 2006, June 1, 2007 and December 31, 2007. The properties are subject to a 4% royalty payable to Geo-Energy Partners, of which Cayley has a buy-out option to purchase the royalty.

The two most advanced projects of Cayley are the Reese River Project and the Silver Peak Project, which will be prioritized for exploration.

The Reese River geothermal project is located in Lander County in central Nevada and consists of a 6,145-acre lease with good road access. The Reese River Property is a blind heat anomaly, which was discovered in the 1970's by Amex in search of Uranium. More than 50 temperature gradient holes were drilled in the area during the 1970's and 1980's. Temperature data from the gradient drilling returned four holes between 21°F/100ft to 32°F/100ft, nineteen holes were between 15°F/100ft to 20°F/100ft and ten holes were between 10°F/100ft to 14°F/100ft over a 5 mile x 2 mile area. A non NI-43-101 compliant summary[1] using Monty Carlo simulation estimates the geothermal energy reserves of the Reese River prospect to have a most-likely generation capacity of 18 MW and a mean generating capacity of 30 MW. Permitting and drill equipment procurement is near completion. Negotiations with drill contractors are ongoing and a drill date will be set when the negotiations have been completed. Upon positive results from the 4000 ft slim-hole, and additional temperature gradient holes, production drilling would commence in 2007.

The second prioritized project is the Silver Peak geothermal prospect located in Esmeralda County, Nevada about 140 miles Southeast of Reno. The Silver Peak prospect consists of 7,680-acres of leases with good road access and has the potential for direct heat sales to a local lithium operator. Power lines and the Silver Peak sub-station are located directly on the lease grounds. The leases cover an exposed two-mile strike of fossil geothermal vents, silica-travertine sinter and algae. Phillips drilled a temperature gradient hole (SPK-03) in 1974, which had a bottom hole temperature of 123°F at

130 ft. Geothermometry investigations suggest a minimum reservoir temperature of 260°F with good evidence suggesting a reservoir temperature in the range of 300°F to 340°F, which is suitable for a binary power plant. Shallow drilling for temperature gradients in 2005 returned overall gradients of 13.72°F/100ft from well (CMF/WGP #2) and 11.9 °F/100ft for the NHS well. A temperature gradient drilling program is planned for late 2006. Drill locations for exploration and production wells are also being permitted with drilling planned to commence in 2007.

(e) In order to finance working capital and the ongoing exploration commitments on the Pumpernickel and Cayley properties, Sierra has completed a 16,893,542 unit non-brokered private placement at a price of $0.30 per unit to provide net proceeds of $5,068,063. Units placed in the placement were issued subject to a hold period expiring March 22, 2007. Each unit consists of one share and one share purchase warrant exercisable on a one for one basis at a price of $0.40 for each additional share purchased in the first year and at a price of $0.50 for each share purchased in the second year from the date of the placement.

(f) Subsequent to the year, $180,000 was repaid to Cayley Geothermal Corp. pertaining to the promissory notes as disclosed in Financings, Principal Purposes and Milestones.

(g Subsequent to the year end, the Company issued 100,000 common shares, and paid cash of $575,000 towards the Work Program and $10,000 as cash payment pursuant to the option agreement with Nevada Geothermal Power Inc. and Noramex Corporation.

Off Balance Sheets Arrangements

The Company does not have any off balance sheet arrangements, which may effect the Company's current or future operations or conditions.

Related Party Transactions

Included in expenditures for the year ended October 31, 2006, are transactions with related parties as follows: Management Fees of $54,000 (2005 - $30,000), Administration Fees of $42,000 (2005 – nil), Accounting Services of $12,900 (2005 – nil), and Travel and Promotion of $1,500 (2005 - $6,500).

[1] Source: PIER Report, New Geothermal Site Identification and Qualification, prepared by GeothermEx, 2004

The related parties are either directors or former directors of the Company. The related party transactions were entered into for the operation of the Company. All amounts paid are based on time devoted to the Company.

Outstanding Share Data

As at October 31, 2006:

(a) Authorized and Issued Share Capital

Class	Par Value	Authorized	Issued Number
Common	no par Value	Unlimited	8,459,543

(b) Summary of Options Outstanding

Security	Number	Exercise Price	Expiry Date
Options	645,000	$ 0.25	August 12, 2010
Options	95,000	$ 0.40	January 27, 2008

As noted in Subsequent Events, 12,500 shares were issued pursuant to the exercise of stock options at a price of $ 0.40 per share.

(c) Summary of Warrants Outstanding

Security	Number	Exercise Price	Expiry Date
Warrants	280,000	$ 0.35	November 30, 2006

As noted in Subsequent Events, 230,000 warrants were exercised subsequent to the year-end. The balance expired unexercised.

(d) Shares issued totaling 93,750 are held in escrow, the release of which is subject to the direction of the regulatory authorities.

Disclosure Control and Procedures

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 – Certification of Disclosure Controls in Issuers' Annual and Interim Filings ("MI 52-109") as "...controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer's management, including its chief executive officer and chief financial officer (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure". The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls, and procedures as defined under MI 52-109. In reaching this conclusion, the Company recognizes that two key factors must be and are present:

a) the Company is very dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements: and

b) an active Board and management with open lines of communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements. The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area. Therefore the Company must rely upon its advisors and consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements. Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management. The Company believes this communication exists.

While the Company believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company would take whatever steps necessary to minimize the consequences thereof.

Internal Controls and Procedures over Financial Reporting

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the period ended October 31, 2006. The Chief Executive Officer and the Chief Financial Officer performed this evaluation with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

Additional information relating to the Company may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com and on the Company's website at www.SierraGeoPower.com.

"Dennis N. Wong"
Chief Financial Officer

"Gary Thompson"
President & Chief Executive Officer

END